FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 25, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting / General Meetings Statement

25 June 2014

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today followed by two General Meetings. The meetings will deal with the proposed resolutions as set out in the Notices previously issued to shareholders. The following is an extract from the remarks to be made by Philip Hampton, Chairman, and Ross McEwan, Chief Executive, at the meetings.

Following the capital reconstruction of the bank in 2009, we set out a 5 year plan for how it would be returned to being a normal profitable business. Those 5 years have now passed.

We can all see that it has not been a smooth ride, with a long, deep economic downturn, the Eurozone crisis and many other challenges. But at the same time we should recognise that we have made real progress.
Firstly we are now a much smaller, simpler bank. When the financial crisis struck we had the biggest bank balance sheet in the world, but it has since been more than halved, a reduction of about £1 trillion. The most important element of the reduction was the non-core division which went from £260bn at the start to under £40bn by the end of last year. Overall, the balance sheet risk has reduced massively and the bank has been substantially refocused.

We have exited the government insurance and liquidity programmes, and in the last year cancelled the £8bn Contingent Capital Facility with Her Majesty's Treasury, sold our final interest in Direct Line, reached agreement with a consortium that will invest in Williams and Glyn and confirmed our intention to sell our Citizens bank in the USA.

In April of this year we announced that we had reached agreement with Her Majesty's Treasury on the retirement of the Dividend Access Share, which was the final part of the financial reconstruction of RBS that took place in 2009. We think the price agreed with the government for ending their priority interest in dividends from the bank is fair, and brings forward the time when we can start to provide clarity to shareholders on a future dividend policy. The Dividend Access Share proposal is of course the subject of a separate General Meeting to be held after this meeting. As this is a Related Party Transaction with Her Majesty's Treasury, UKFI will not vote on the resolution at the General Meeting.

The impact of all this activity is that we now have a solid capital position, a strong liquidity portfolio, a massively reduced reliance on short-term wholesale funding (down 90% from the pre-crisis peak), and an excess of deposits compared to our lending. These are the measures which demonstrate what a sound business RBS now is. And we should be proud of that.

That is the good. But there has also been the bad, and in presenting to you our 2013 full year results where we show a substantial pre-tax loss of £8.2 billion, we also need to reflect on the reasons why after five years we are not showing a profit.

In 2013 we recognised that we would have to take more action to rebuild our capital strength to the targeted level. This reflected mainly the substantial cost of regulatory fines and customer redress, across a range of businesses, primarily in the UK and the US; the increased capital required by regulators; and the marked reduction in profitability of some of our wholesale banking operations in the last 3 years.

Whilst many banks have faced these challenges, our recapitalisation in 2009 did not contemplate any material cost of customer redress, fines or other litigation costs, from PPI, swaps, Libor, US mortgages etc. The issues that have arisen were simply not foreseen certainly in the scale that has subsequently emerged, even though we now know they were embedded in the business at the time, since they mainly relate to pre-crisis activities. They have restrained the rebuild of our capital position and, of course, impaired shareholder value materially.

That said, looking at our most recent results for Q1 2014 I believe they show that in steady state, RBS will be a bank that does a great job for customers while delivering good returns for our shareholders.

Indeed the number of customer interactions with the RBS Group is increasing every year.

But while online and mobile transactions have grown by 232% since 2011, branch transactions have declined by around 30%.

We have to look therefore at the role that our branch network plays in delivering a great service for our customers in the future. We still see a major role for branches as places where our customers can interact with our staff on the big life decisions such as taking out a mortgage, starting up their own business, generally planning for their futures and getting on top of their finances.

We know the value of the High Street branch, and RBS will retain a very large branch network across the UK to fulfil that vision. Since 2011, we've invested £130m in refurbishing 680 branches, £70m in the last 12 months alone. We will continue to have more branches than Asda and Sainsbury's stores combined.

But with continued rapid change in the way people choose to bank, there will inevitably be further closures. Where we have to make the difficult decision to close a branch we will tell our staff and customers first and set out what the alternatives are, such as the post office network or mobile vans.

Finally I would like to turn to an issue on many shareholders' minds.

The referendum vote on whether Scotland should be an independent nation is needless to say the issue dominating Scottish politics at the moment. And being a large bank headquartered in Scotland, we are often asked what we think about the referendum and how we would react in the event of a Yes vote.

The first thing to say, which is what we have said from day one of this debate, is that we are not taking one side or the other, and we will continue to maintain that neutral position. In short, we support the voters of Scotland, many of whom are our shareholders, customers and employees, to make their own choice.

That said, like many other companies we are having to consider the possible business implications of a Yes vote and our response. This is the responsible and prudent thing to do and something you, our shareholders, would expect us to do. There is a great deal of uncertainty and we have raised a number of issues in our full year risk disclosures which I am not going to repeat here in detail but cover areas such as our credit rating, tax and regulation. We maintain a continuous dialogue with the Bank of England, UKFI and the UK Government, and the Scottish government on these matters as part of our normal business planning cycle.

If there is a Yes vote there would be a period of time between the referendum and Scotland actually becoming independent when the UK and Scottish governments would enter negotiations. During this transition period, the Bank of England would be lender of last resort to the banking sector and the UK would be the sovereign domicile for RBS.

We will continue to monitor the debate.

I would like now to hand over to Ross to talk about the strategy that the bank launched at the February full year results.

Thank you Philip.

As your new CEO it is a great pleasure to be with you here today. I should start by saying I value this meeting as an opportunity not only to set out my thoughts on our new strategy, and to update you on progress against that strategy, but also to meet our shareholders, many of whom are also customers.

As Philip sets out this has been an extraordinary 5 years for RBS. I have been with you only for the last, not quite two years, but during that time I have formed a complete picture of this bank, both the good and the bad.

From what I have seen, I believe RBS is a great company that lost its way prior to the financial crisis (in quite a big way). So when the Board offered me the opportunity to be the CEO, I did not hesitate to accept.

Of course the rebuilding of RBS is taking time, but the work of Stephen Hester and the team has brought us a long way back from the brink over these last years. But while there is still more to do I am confident we can make RBS the bank that people want us to be.

As a first step, at the end of February I set out a new plan for this bank. It's a straightforward plan, focused on building the number one bank for trust and service in the UK.

A bank that gets the basics of everyday banking right. A bank that can support small businesses to grow. A bank that provides support for the biggest UK companies and employers as they play their full role in the global economy. A bank that earns the trust of our customers every day.

This plan is looking at every facet of the way that we do business. It starts with us being much better for customers, both new and existing. We have 17 million UK personal and business customers with whom we want to do more business.

It involves us being much better at managing our costs. This year we are on track for £1bn of savings, which will be delivered by changes that will also improve effectiveness and simplicity. Our target is to take a further £4.3bn out of our cost base by 2017 (including through disposals).

And our new strategy also involves us strengthening our capital position. For example, by confirming our intention to sell Citizens bank in the US, and by accelerating the reduction of our risk weighted assets with the establishment of the RBS Capital Resolution unit.

Structurally, we have moved from seven divisions, with the complex mix of support units which surround them, to three customer businesses - personal, commercial, and corporate.

This is a structure that reflects the new focus of the bank, and the need to efficiently allocate our resources so we are prepared to serve the future needs of customers. And as Philip sets out, no where is the change in customer need more evident than with our branch network. The truth is that some branches hardly see a customer, which is why we are taking tough decisions about closing some, and sometimes making staff redundant (although that is always a last resort). But we are also simultaneously investing to build capacity for where customers do want to bank with us, and that includes physical branches (including our tie up with the Post Office network) as well as in our digital offering.

So since February's plan was announced….

We have put the executive teams for these new businesses in place, and from the half year we will change reporting structures so that you, the shareholders, can see how they are performing.

At the front line there are already many examples of how customers can see the different approach, such as:
-           not offering deals and products to new customers that we are not prepared to offer our existing customers.

-           sole customers will now have access to online banking within one day of account opening. The same service will be available to joint customers in a matter of weeks.

-           calling time on the teaser rates and zero balance transfers.

-           reinstating ATM access for all of our basic bank account customers.

-           ensuring that pricing across the bank is consistent for personal customers and ensuring this is the same for small business customers by the end of the year.

-           reducing by a quarter the number of personal and small business products, and by the end of year we will have cut this by half.

Of course as shareholders I think you will agree that what is good for our customers is also good for you as shareholders. Building a better customer relationship so that we can attract more of their business. That means better, cost-effective, longer term returns for the bank.

I am only too aware that shareholders have not received an ordinary dividend payment since 2007 and that shareholder returns have been unacceptable. So I want to underline that this is a strategy that will deliver for our shareholders as well as our customers. In my experience there is total alignment between these two groups.

And where people do not feel satisfied that they are getting the service they want I know that many will make their feelings known via their Relationship Manager, bank manager or indeed me. So I want our customers, many of whom are also shareholders, to know that we will prioritise our complaints handling. I know that things won't always run smoothly, but I want us to learn from our mistakes, and be judged on our willingness to put things right when they do go wrong.

Change will not happen overnight. It will require hard graft. It will also require us to do things differently so people can judge success for themselves. But I believe that by doing fewer things, and doing them better we will earn back the trust of our customers. And a business that is simple and highly effective for its customers will also be one that can reward the loyalty and patience of its shareholders.

Certain sections in this presentation contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this presentation includes forward-looking statements relating, but not limited, to: the Group's future financial performance; the continued reduction in non-core assets; the achievement of certain key performance targets, including those related to Core Tier 1 Capital; the Group's strategy and business plans, including future capital raisings; and the further realignment of businesses in line with the Group's strategy. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States, which may result in instability in the global financial markets or otherwise impact the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State Aid restructuring plan; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as of the date of this presentation, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary